June 28, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Erin Jaskot and Mr. Jeffrey Gabor

Re: American BriVision (Holding) Corporation

Amendment No.1 to Registration Statement on Form S-1

Submitted on February 14, 2019

File No. 333-228387

Dear Ms. Erin Jaskot and Mr. Jeffrey Gabor:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated February 25, 2019 (the “Comment Letter”) relating to Amendment No.1 to the registration statement on Form S-1 (the “Amendment No. 1”), which was submitted to the Commission by American BriVision (Holding) Corporation (the “Company”) on February 14, 2019.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-1/Amendment No. 2 (“Amendment No. 2”) which is submitted to the Commission simultaneously together with this letter.

Cover Page

Comment

1. Please tell us whether the recent market price set forth on the cover page of the prospectus will be used to determine the offering price of the Series A Convertible Preferred Stock. If you will not use the recent market price to set the offering price, then please include disclosure on the cover page indicating the factors that will be used to determine the offering price. For example, if the offering price will be determined through negotiations with the underwriters please include this information on the cover page.

Response:

The recent market price set forth on the cover page of the prospectus will not be used to determine the offering price of the Series A Convertible Preferred Stock. The offering price of the Series A Convertible Preferred Stock will be determined through negotiations with the underwriters and the Company. Please see the cover page of Amendment No. 2.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Comment:

2. Please ensure that your registration statement discloses the number of shares of Series A Convertible Preferred Stock you are offering for both the minimum and maximum offering amount. Please refer to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:

The Company disclosed the minimum and maximum number of shares of Series A Convertible Preferred Stock the Company is offering. Please see the cover page of the prospectus.

Executive Compensation, page 96

3. Please update Executive Compensation information for the most recent fiscal year end. Refer to Regulation S-K, Compliance and Disclosure Interpretation Question 117.05 for guidance.

Response:

The Company updated the Executive Compensation information for the fiscal year end of 2018. Please refer to page 95 of Amendment No. 2.

Exhibits

Comment:

4. Please file a copy of your Certificate of Incorporation and Bylaws as currently in effect following the completion of the merger. We note that the governing documents listed in your current Exhibit Index were not included with your Form 10-KT filed on April 13, 2018, and do not appear to be the current governing documents for the company.

Response:

The Company filed the amended Certificate of Incorporation after the closing of the mergers and the current bylaws through Exhibits 3.1 to 3.6 to Amendment No. 2. Please see Exhibits 3.1 to 3.6 to Amendment No. 2.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq., David Manno, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jay Kaplowitz
Name:	Jay Kaplowitz
On behalf of American BriVision (Holding) Corporation

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW